                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                            MFN FINANCIAL CORPORATION
                     --------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                     --------------------------------------
                         (Title of Class of Securities)


                                US 552 72 N 1046
                      -------------------------------------
                                 (CUSIP Number)


                                 March 29, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))
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                                                               Page 2 of 6 pages

                                  SCHEDULE 13G
                                  ------------


CUSIP NO.    US 552 72 N 1046
          ------------------------------

1.       NAME OF REPORTING PERSON

         Norwest Bank Minnesota, National Association

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         41-0451159

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)  [__]
                                                              (b)  [__]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                         5.    SOLE VOTING POWER   10,000,000 (see Item 6)   .
                                                 ----------------------------

           NUMBER OF
            SHARES
         BENEFICIALLY    6.    SHARED VOTING POWER        0                  .
                                                   ---------------------------

           OWNED BY
             EACH
          REPORTING      7.    SOLE DISPOSITIVE POWER  10,000,000 (see Item 6).
                                                      ------------------------

            PERSON
             WITH
                         8.    SHARED DISPOSITIVE POWER      0              .
                                                        --------------------



9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,000,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         100%

12.      TYPE OF REPORTING PERSON*
         BK
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                                                               Page 3 of 6 pages


DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Bank Minnesota, National Association is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

ITEM 1(a).   Name of Issuer
             --------------

             This Schedule 13G (the "Schedule 13G") relates to shares of Common Stock, $0.01 par value (the "Common Stock") of MFN FINANCIAL CORPORATION, a Delaware corporation (the "Company").


ITEM 1(b).   Address of Issuer's Principal Executive Offices
             -----------------------------------------------

             The Company has its principal executive office at 100 Field Drive, Lake Forest, Illinois 60045.


ITEM 2(a).   Names of Persons Filing
             -----------------------

             This Schedule 13G is being filed by Norwest Bank Minnesota, National Association ("Norwest").


ITEM 2(b).   Address of principal business office
             ------------------------------------

             Norwest's principal business office is Norwest Center, Sixth and Marquette Avenue, Minneapolis, Minnesota 55479-0069.


ITEM 2(c).   Citizenship
             -----------

             Norwest is a national banking association.


ITEM 2(d).   Title of Class of Securities
             ----------------------------

             Common Stock


ITEM 2(e).   CUSIP Number
             ------------

             US 552 72 N 1046


ITEM 3.      If this statement is filed pursuant to Rules 13d-1(b), or
             13(d)- 2(b), check whether the person filing it is a:
             --------------
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                                                               Page 4 of 6 pages

         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 780);

         (b) [X] Bank as defined in section 3(a)(6) of the Act;

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] An Investment company registered under section 8 of the Investment Advisers Act of 1940 (15 U.S.C. 80a-8);

         (e) [ ] An Investment adviser in accordance with ss.240.13d- 1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan, or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person, in accordance with ss. 240.13d-1(b)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


ITEM 4.      Ownership
             ---------

         (a) Amount beneficially owned

             10,000,000 shares (see Item 6).


         (b) Percent of class      100%               .
                              ------------------------


         (c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote      10,000,000
                                                            -----------------
                                                            (see Item 6).
                                                            -------------

             (ii)  shared power to vote or to direct the vote    0         .
                                                              -------------

             (iii) sole power to dispose or to direct the disposition of
                                                        10,000,000 (see Item 6).
                                                        ------------------------

             (iv)  shared power to dispose or to direct the disposition of  0  .
                                                                          -----

ITEM 5.      Ownership of Five Percent or Less of a Class
             --------------------------------------------

             Not applicable.
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                                                               Page 5 of 6 pages


ITEM 6.      Ownership of More than Five Percent on Behalf of Another Person
             ---------------------------------------------------------------

             On March 29, 1999, Norwest and the Issuer entered into an Exchange Agent Agreement pursuant to which Norwest as Exchange Agent shall make distributions of the Issuer's Common Stock pursuant to a plan of reorganization approved on March 10, 1999, by the United States Bankruptcy Court for the Northern District of Illinois (the "Plan"). According to the terms of the Exchange Agent Agreement and the Plan, all shares of the Issuer's Common Stock shall be issued to Norwest in its capacity as Exchange Agent, which in turn shall distribute shares to those entitled to receive them under the terms of the Plan upon receipt from such recipients of letters of transmittal. Prior to the distribution of all shares of Common Stock, Norwest is obligated by the terms of the Exchange Agent Agreement to vote on matters submitted to the stockholders in accordance with the recommendations of the Issuer's Board of Directors. Consequently, although Norwest at the time of this filing is reporting sole dispositive power and voting power with respect to all of the shares of the Issuer's Common Stock, its dispositive power is limited to compliance with the terms of the Plan and the applicable letters of transmittal and its discretion to exercise its voting power is restricted to comply with the applicable terms of the Exchange Agent Agreement.



ITEM 7.      Identification and Classification of the Subsidiary Which Acquired
             ------------------------------------------------------------------
             the Security Being Reported on By the Parent Holding Company
             -------------------------------------------------------------

             Not applicable.


ITEM 8.      Identification and Classification of Members of the Group
             ---------------------------------------------------------

             Not applicable.


ITEM 9.      Notice of Dissolution of Group
             ------------------------------

             Not applicable.


ITEM 10.     Certification
             -------------

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                               Page 6 of 6 pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 8, 1999


                                             /s/ Lon P. LeClair
                                             ---------------------------------
                                             By: Lon P. LeClair
                                             ---------------------------------


                                                Vice President
                                               -------------------------------
                                               Name/Title